Exhibit 99.1

NOTICE

NOTICE is hereby given that the 14th Annual General Meeting of the Members of Videocon d2h Limited (the “Company”) will be held on Tuesday, 26th September, 2017, at the Registered Office of the Company at Auto Cars Compound, Adalat Road, Aurangabad – 431 005 (Maharashtra) at 11:00 a.m. to transact the following business:

ORDINARY BUSINESS:

1.

To receive, consider and adopt the Audited Statement of Profit and Loss for the financial year ended on 31st March, 2017 and the Audited Balance Sheet as at that date together with the Cash Flow Statement, Reports of the Board of Directors and Auditors thereon.

2.	To appoint a director in place of Mrs. Radhika Saurabh Dhoot (DIN: 00007727), who retires by rotation and being eligible, offers herself for re-appointment.

3.	To appoint M/s. S.Z. Deshmukh & Co., Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 139 of the Companies Act, 2013 and the Rules made thereunder, the Company hereby appoints M/s. S.Z. Deshmukh & Co., Chartered Accountants, Mumbai (Firm Registration No. 102380W), as the Auditors of the Company (in place of M/s. Kadam & Co., Chartered Accountants, Ahmednagar, retiring Auditors) for a term of 5 years to hold office from the conclusion of this Annual General Meeting i.e. the 14th Annual General Meeting until the conclusion of the 19th Annual General Meeting (subject to ratification of the appointment by the Members at every intervening Annual General Meeting held after this Annual General Meeting) on such remuneration as shall be fixed by the Board of Directors of the Company.”

4.	To ratify the appointment of M/s. Khandelwal Jain & Co., Auditors and fix their remuneration and in this regard to consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 139 of the Companies Act, 2013 and the Rules made thereunder, the Company hereby ratifies the appointment of M/s. Khandelwal Jain & Co., Chartered Accountants, Mumbai (Firm Registration No.105049W), as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting i.e. the 14th Annual General Meeting until the conclusion of the 16th Annual General Meeting (subject to ratification of the appointment by the Members at every intervening Annual General Meeting held after this Annual General Meeting) on such remuneration as shall be fixed by the Board of Directors of the Company.”

SPECIAL BUSINESS:

5.	To re-appoint Mr. Saurabh Pradipkumar Dhoot (DIN: 00970362), as a Whole-time Director, for a period of three years and in this regard to consider and if thought fit, to pass, the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 196, 203 and other applicable provisions, if any, of the Companies Act, 2013 (the ‘Act’) read with the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) and pursuant to the approval of the Board of Directors of the Company (the ‘Board’) at their meeting held on 29th July, 2017, and subject to the approvals, permissions, sanctions, as may be required and terms and conditions, as may be prescribed by any of the Statutory Authorities in granting such approvals, permissions and sanctions, consent of the Company be and is hereby accorded for the re-appointment of Mr. Saurabh Pradipkumar Dhoot (DIN: 00970362), Key Managerial Personnel, as Whole-time Director of the Company, for a period of three years with effect from 5th October, 2017 to 4th October, 2020, not liable to retire by rotation, at Nil remuneration.

RESOLVED FURTHER THAT Mr. Saurabh Pradipkumar Dhoot be and is hereby entrusted with substantial powers of management and power to perform such functions, as set out in the draft of the agreement to be entered into between the Company and Mr. Saurabh Pradipkumar Dhoot, for his appointment as Whole-time Director of the Company, a copy whereof duly initialled by the Chairman for the purpose of identification and placed before the meeting.

RESOLVED FURTHER THAT any one of the Directors of the Company or Company Secretary be and is hereby authorised to approve, finalise, sign and execute the agreement and such other documents, applications, returns and writings, as may be required in this regard and do all such acts, deeds and things, as may be necessary, for giving effect to this resolution.”

6.	To consider and ratify the remuneration to be paid to Mr. Jayant B. Galande, (Membership No. 5255), Cost Auditor of the Company, and in this regard to consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and all other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the remuneration of Rs. 1,00,000/- (Rupees One Lakh Only) excluding service tax, travelling and other out-of-pocket expenses, if any, payable to Mr. Jayant B. Galande (Membership No. 5255), Cost Accountant in Whole-Time Practice, Aurangabad, in relation to the cost audit of the Company’s Cost Record for the financial year ending March 31, 2017, be and is hereby ratified and confirmed.”

For and on behalf of the Board of Directors of

Videocon d2h Limited

Saurabh Pradipkumar Dhoot

Whole-Time Director

DIN: 00970362

Place: Mumbai

Date: 29th July, 2017

Registered Office:

Auto Cars Compound,

Adalat Road,

Aurangabad- 431 005 (Maharashtra)

CIN: U92100MH2002PLC137947

E-mail id: companysecretary@d2h.com

Website: www.videocond2h.com

Tel.No.: +91-240-2320750

Fax. No.: +91-240-2335755

NOTES:

1.	IN TERMS OF THE PROVISIONS OF SECTION 105 OF THE COMPANIES ACT, 2013, READ WITH RULE 19 OF THE COMPANIES (MANAGEMENT AND ADMINISTRATION) RULES, 2014, A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING (THE “MEETING”) IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF / HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING. A PERSON CAN BE A PROXY FOR MEMBERS NOT EXCEEDING 50 (FIFTY) AND HOLDING IN AN AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS. PROVIDED THAT A MEMBER HOLDING MORE THAN TEN PERCENT, OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON AS PROXY AND SUCH PERSON SHALL NOT ACT AS PROXY FOR ANY OTHER PERSON OR SHAREHOLDER.

2.	The Members are requested to:

a)	Intimate to the Company changes, if any, in their Registered Addresses, if any, at an early date.

b)	Quote Ledger Folio numbers in all the correspondence.

c)	Bring the copy of Annual Report and Attendance Slip with them to the Annual General Meeting.

3.	Corporate Members intending to send their authorized representatives to attend the Annual General Meeting are requested to send a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the Annual General Meeting.

4.	In terms of the provisions of Section 102 of the Companies Act, 2013, a statement setting out the material facts concerning special business to be transacted at the Meeting is annexed and forms part of the Notice.

5.	Members may address their queries/communications at companysecretary@d2h.com.

A STATEMENT SETTING OUT THE MATERIAL FACTS PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

ITEM NO. 5

Mr. Saurabh Pradipkumar Dhoot, born on 11th August, 1984, holds bachelors’ degree in engineering from the Imperial College, United Kingdom with diversified business experience in an array of fields.

Mr. Saurabh Pradipkumar Dhoot was appointed as a Director of the Company on 31st January, 2007. He was appointed as a Whole-time Director of the Company for a period of 5 years w.e.f. 5th October, 2012 to 4th October, 2017.

His current tenure is expiring on 4th October, 2017. Hence, the Nomination, Remuneration and Compensation Committee and the Board of Directors of the Company, have recommended, the re-appointment of Mr. Saurabh Pradipkumar Dhoot as a Whole-time Director of the Company, subject to necessary approval of the shareholders of the Company at the ensuing Annual General Meeting for a further period of three years w.e.f. 5th October, 2017 to 4th October, 2020.

Mr. Saurabh Pradipkumar Dhoot as Whole-time Director shall have substantial powers of management and power to perform such functions as may be delegated/conferred upon him, from time to time, by the Board. The appointment shall be for a period of three years w.e.f. 5th October, 2017. A brief profile of Mr. Saurabh Pradipkumar Dhoot is attached to the notice convening this Annual General Meeting.

Except Mr. Saurabh Pradipkumar Dhoot, being appointee and Mrs. Radhika Dhoot, being spouse of Mr. Saurabh Pradipkumar Dhoot, no other Directors / Key Managerial Personnel of the Company/ their relatives are, in any way, concerned or interested, financially or otherwise, in the resolution. The Board recommends the Ordinary Resolution set out at Item No. 5 of the Notice for approval of the members.

ITEM NO. 6

The Board of Directors of the Company, on the recommendation of the Audit Committee, has approved the appointment of Mr. Jayant Galande (Membership No. 5255), Cost Accountant in Whole-Time Practice, Aurangabad, as Cost Auditor of the Company to conduct the audit of the cost records of the Company for the financial year from 1st April, 2016 to 31st March, 2017 and, have decided to pay a remuneration of Rs. 1,00,000/- (Rupees One Lakh Only) excluding Service Tax and other Taxes and other out of pocket expenses at actual, to Mr. Jayant Galande, for the financial year from 1st April, 2016 to 31st March, 2017.

In terms of the provisions of Section 148(3) of the Companies Act, 2013 read with Rule 14 of the Companies (Audit & Auditors) Rules, 2014, the remuneration payable to the Cost Auditors shall be fixed by the Board of Directors of the Company on the recommendation of the Audit Committee and the same shall be subsequently ratified by the shareholders of the Company at a general body meeting.

Accordingly, consent of the members is sought by passing an Ordinary Resolution as set out at Item No. 6 of the Notice for ratification of the remuneration payable to the Cost Auditors for the financial year ended on 31st March, 2017.

None of the Directors / Key Managerial Personnel of the Company/ their relatives are, in any way, concerned or interested, financially or otherwise, in the resolution. The Board recommends the Ordinary Resolution set out at Item No. 6 of the Notice for approval of the members.

BRIEF PROFILE OF THE DIRECTORS SEEKING APPOINTMENT/RE-APPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING PURSUANT TO THE SECRETARIAL STANDARD ON GENERAL MEETINGS (SS-2) ISSUED BY THE INSTITUTE OF COMPANY SECRETARIES OF INDIA:

1.

Mrs. Radhika Saurabh Dhoot (DIN: 00007727) born on 27th January, 1984, was appointed on the board of the Company on 31/03/2015. She is an Honours in Economics from the University of Nottingham, UK and has vast experience and knowledge in diversified fields. She does not hold directorship in any other Company. She is a non-executive director and shall be liable to retire by rotation. She has attended 1 Board Meeting during the financial year and does not hold any equity share in the Company. She is spouse of Mr. Saurabh Pradipkumar Dhoot, Whole-Time Director of the Company.

2.	Mr. Saurabh Pradipkumar Dhoot (DIN: 00970362) born on 11th August, 1984, was appointed on the board of the Company on 31/01/2007. He is an engineering graduate and has vast experience and knowledge in array of fields. Currently, he serves the Board of Hindustan Oil Ventures Limited, Synergy Appliances Private Limited, Instant Energy Private Limited, Force Energy Private Limited, Comet Power Private Limited, Videocon Realty Private Limited, Videocon SEZ Infrastructures Private Limited, Veronica Properties Private Limited, Titan Realty Private Limited, Planet Mobiles Private Limited, Virtual Electronics Limited and Videocon Developers Limited. He is a Whole-time Director and shall not be liable to retire by rotation. He has attended 6 Board Meetings during the financial year and holds 1,400,000 equity shares in the Company. He is spouse of Mrs. Radhika Dhoot, Non-executive Director of the Company.

For and on behalf of the Board of Directors of

Videocon d2h Limited

Saurabh Pradipkumar Dhoot

Whole-Time Director

DIN: 00970362

Place: Mumbai

Date: 29th July, 2017

PROXY FORM

(Form No. MGT-11)

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

E-mail id: companysecretary@d2h.com Website: www.videocond2h.com

14th Annual General Meeting – 26th September, 2017

Name of the
member(s)

Registered address

Email

Folio No. / Client ID No.

DP ID No.

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:

or failing him/her

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:

or failing him/her

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:

(contd....)

(contd.....)

as my/ our proxy to attend and vote (on a poll) for me /us and on my/our behalf at the Annual General Meeting of the Company held on Tuesday, 26th September, 2017 at 11.00 a.m. at Auto Cars Compound, Adalat Road, Aurangabad – 431 005 (Maharashtra), at any adjournment thereof in respect of such resolution as are indicated below:

Resolution Number	Resolution	For	Against
Ordinary Business:

1.	To adopt the Audited Statement of Profit and Loss for the financial year ended 31st March, 2017 and the Audited Balance Sheet as at that date together with the Cash Flow Statement, Reports of the Board of Directors and Auditors thereon

2.	To appoint a Director in place of Mrs. Radhika Saurabh Dhoot (DIN 00007727), who retires by rotation, and being eligible offers herself for re-appointment.

3.	To appoint M/s. S.Z. Deshmukh & Co., as Auditors (in place of M/s. Kadam & Co., retiring Auditors) and fix their remuneration

4.	To ratify the appointment of M/s. Khandelwal Jain & Co., Auditors and fix their remuneration

Special Business:

5.	To re-appoint Mr. Saurabh Pradipkumar Dhoot as Whole-time Director

6.	To ratify the remuneration payable to the Cost Auditor for the financial year ended on 31st March, 2017.

Signed this                          day of              2017.

Affix
Revenue
Signature of the Shareholder	Signature of the Proxy holder(s)	Stamp
Re. 1

Notes:

1.	This form of Proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

2.	This is only optional. Please put a ‘✓’ in the appropriate column against the resolutions indicated in the box above. If you leave the ‘For’ or ‘Against’ column blank against the resolution, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.

3.	Appointing a proxy does not prevent a member from attending the meeting in person if he so wishes.

ATTENDANCE SLIP

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

E-mail id: companysecretary@d2h.com Website: www.videocond2h.com

14th Annual General Meeting – 26th September, 2017

Regd. Folio No. / Client ID No.

DP ID No.

No. of shares held

I certify that I am a registered Shareholder/Proxy for the registered Shareholder of the Company.

I hereby record my presence at the Annual General Meeting of the Company held on Tuesday, 26th September, 2017 at 11.00 a.m. at Auto Cars Compound, Adalat Road, Aurangabad – 431 005 (Maharashtra).

Member’s / Proxy’s Name in Block Letters	Member’s / Proxy’s Signature

Note: Please fill in this attendance slip and hand it over at the ENTRANCE OF THE HALL. Please read errata for typesetting matter.